UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ZEDGE, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

98923T104

(CUSIP Number)

Michael C. Jonas

c/o Zedge, Inc.

22 Cortlandt Street, 14th Floor

New York, NY 10007

(330) 577-3424

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON Michael C. Jonas I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,803,515 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 1,803,515 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,803,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1. Security and Issuer

The class of equity securities to which this Statement relates is shares of Class B common stock, par value $.01 per share (the “Shares”), of Zedge, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 22 Cortlandt Street,14th Floor, New York, NY 10007.

Item 2. Identity and Background

Mr. Michael C. Jonas. c/o Zedge, Inc., 22 Cortlandt Street,14th Floor, New York, NY 10007. Mr. Jonas is our majority stockholder and a director of the Company.

During the last five years, Mr. Jonas has not been convicted in a criminal proceeding. During the last five years, Mr. Jonas was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws. Mr. Jonas is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

By way of a series of transfers completed on October 25, 2016, Debbie Jonas, as trustee of trusts for the benefit of the Jonas children, and Howard Jonas transferred an aggregate of 524,775 shares of our Class A common stock and 1,278,120 shares of our Class B Common Stock, valued at $2,517,703, to Michael Jonas, son of Howard and Debbie Jonas. A trust for the benefit of Michael Jonas transferred other companies’ equities of an equivalent value to Howard Jonas in exchange for these shares. Each of Michael Jonas and Howard Jonas has been a director of ours since May 23, 2016.

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

As of the date hereof, Mr. Jonas is the beneficial owner of 1,803,515 shares, which includes (a) 524,775 shares of Class A common stock (by virtue of the fact that they are convertible into the Company’s Class B common stock on a one for one basis), and (b) 1,278,740 shares of the Company’s Class B common stock. This includes 310 shares of the Company’s Class B common stock owned by Mr. Jonas’ wife.

This number represents approximately 20.3% of the issued and outstanding Shares and 71.3% of the combined voting power of our outstanding capital stock based on 9,387,953 shares issued and outstanding as of October 11, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2016

/s/ Michael C. Jonas

Michael C. Jonas

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